                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                                 DSI TOYS, INC.
             ------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, Par Value $.01 Per Share
          ------------------------------------------------------------
                         (Title of Class of Securities)


                                   232968 10 7
                      ------------------------------------
                                 (CUSIP Number)


                                E. Thomas Martin
                                    MVII, LLC
                                 654 Osos Street
                        San Luis Obispo, California 93401
                                 (805) 545-7900
         --------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                December 17, 1999
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

-------------------------------
CUSIP NO. 232968 10 7
-------------------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         MVII, LLC   77-0509866
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a) [X]
         (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)      [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         CALIFORNIA
--------------------------------------------------------------------------------
                           7       SOLE VOTING POWER
   NUMBER OF
                                   4,194,238
     SHARES                -----------------------------------------------------
                           8       SHARED VOTING POWER
  BENEFICIALLY
                                   1,417,086(1)(2)
    OWNED BY               -----------------------------------------------------
                           9       SOLE DISPOSITIVE POWER
     EACH
                                   4,194,238
   REPORTING               -----------------------------------------------------
                           10      SHARED DISPOSITIVE POWER
  PERSON WITH
                                   0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,611,324(1)(2)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         61.4%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

(1) Includes 96,774 shares of Common Stock payable to Reiling (as defined herein) upon satisfaction of certain post-closing conditions in connection with the Merger (as defined herein).

(2) Includes stock options held by certain Reporting Persons (as defined herein) to purchase an aggregate of 6,000 shares of Common Stock at $8.00 per share exercisable at any time.

----------------------
CUSIP NO. 232968 10 7
----------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         BARRY B. CONRAD
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a) [ ]
         (b) [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         N/A
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)      [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
--------------------------------------------------------------------------------
                           7       SOLE VOTING POWER
   NUMBER OF
                                   0
     SHARES                -----------------------------------------------------
                           8       SHARED VOTING POWER
  BENEFICIALLY
                                   2,000(1)
    OWNED BY               -----------------------------------------------------
                           9       SOLE DISPOSITIVE POWER
     EACH
                                   2,000(1)
   REPORTING               -----------------------------------------------------
                           10      SHARED DISPOSITIVE POWER
  PERSON WITH
                                   0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,000(1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

(1) Includes stock options to purchase 2,000 shares of Common Stock at $8.00 per share exercisable at any time.

----------------------
CUSIP NO. 232968 10 7
----------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         M. D. DAVIS
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a) [X]
         (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         N/A
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)      [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
--------------------------------------------------------------------------------
                           7       SOLE VOTING POWER
   NUMBER OF
                                   0
     SHARES                -----------------------------------------------------
                           8       SHARED VOTING POWER
  BENEFICIALLY
                                   323,951
    OWNED BY               -----------------------------------------------------
                           9       SOLE DISPOSITIVE POWER
      EACH
                                   323,951
    REPORTING              -----------------------------------------------------
                           10      SHARED DISPOSITIVE POWER
  PERSON WITH
                                   0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         323,951
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         3.5%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

----------------------
CUSIP NO. 232968 10 7
----------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         JOSEPH N. MATLOCK
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a) [X]
         (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         N/A
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
--------------------------------------------------------------------------------
                           7       SOLE VOTING POWER
   NUMBER OF
                                   0
     SHARES                -----------------------------------------------------
                           8       SHARED VOTING POWER
  BENEFICIALLY
                                   229,964(1)
    OWNED BY               -----------------------------------------------------
                           9       SOLE DISPOSITIVE POWER
     EACH
                                   229,964(1)
   REPORTING               -----------------------------------------------------
                           10      SHARED DISPOSITIVE POWER
 PERSON WITH
                                   0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         229,964(1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         2.5%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

(1) Includes stock options to purchase 2,000 shares of Common Stock at $8.00 per share exercisable at any time.

----------------------
CUSIP NO. 232968 10 7
----------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         RUST CAPITAL, LTD.    74-2755439
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a) [ ]
         (b) [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         N/A
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         TEXAS
--------------------------------------------------------------------------------
                           7       SOLE VOTING POWER
   NUMBER OF
                                   0
     SHARES                -----------------------------------------------------
                           8       SHARED VOTING POWER
  BENEFICIALLY
                                   0
    OWNED BY               -----------------------------------------------------
                           9       SOLE DISPOSITIVE POWER
     EACH
                                   0
    REPORTING              -----------------------------------------------------
                           10      SHARED DISPOSITIVE POWER
  PERSON WITH
                                   0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

----------------------
CUSIP NO. 232968 10 7
----------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         DOUGLAS A. SMITH
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a) [X]
         (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         N/A
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
--------------------------------------------------------------------------------
                           7       SOLE VOTING POWER
   NUMBER OF
                                   0
     SHARES                -----------------------------------------------------
                           8       SHARED VOTING POWER
  BENEFICIALLY
                                   261,171(1)
    OWNED BY               -----------------------------------------------------
                           9       SOLE DISPOSITIVE POWER
     EACH
                                   261,171(1)
   REPORTING               -----------------------------------------------------
                           10      SHARED DISPOSITIVE POWER
 PERSON WITH
                                   0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         261,171(1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         2.9%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

(1) Includes stock options to purchase 2,000 shares of Common Stock at $8.00 per share exercisable at any time.

         This Amendment No. 1 (this "Amendment") amends and supplements the Statement on Schedule 13D relating to the common stock, par value $.01 per share (the "Common Stock"), of DSI Toys, Inc., a Texas corporation (the "Company") previously filed jointly on June 10, 1999 by MVII, LLC ("MVII"), Douglas A. Smith ("Smith"), Barry B. Conrad ("Conrad"), M. D. Davis ("Davis"), Joseph N. Matlock ("Matlock"),and Rust Capital, Ltd. ("Rust Capital") as a group pursuant to Rule 13d-1(k)(1) and (2) (MVII, Conrad, Davis, Matlock, Rust Capital and Smith are collectively referred to herein as the "Reporting Persons" with respect to the ownership of the Common Stock of the Company).

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Item 3 is hereby amended as follows:

         MVII used working capital to fund the Common Stock purchases described in Item 5 below.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby amended as follows:

         On July 1, 1999, the Company issued 100,000 shares of Common Stock to MVII pursuant to a contingency contained in the Stock Purchase and Sale Agreement dated April 15, 1999 by and between the Company and MVII (the "Stock Purchase Agreement"). MVII did not use any funds to purchase such shares other than the funds previously used to purchase 566,038 shares of Common Stock from the Company at $2.12 per share on April 15, 1999 and 1,792,453 shares of Common Stock from the Company at $2.12 per share on June 1, 1999 under the terms of the Stock Purchase Agreement.

         On July 22, 1999, MVII purchased 13,646 shares of Common Stock from J. Russell Denson, a former executive with the Company, at $4.11 per share pursuant to a stock purchase agreement.

         On September 14, 1999, MVII exercised its right of first refusal contained in the Shareholders' and Voting Agreement dated April 15, 1999, but effective as of June 1, 1999, by and among the Company and the Reporting Persons (the "Primary Voting Agreement"), to purchase 72,101 shares of Common Stock from Conrad at $3.25 per share. As a result of such transaction, Conrad ceased to beneficially own any Common Stock by virtue of record ownership, but does hold stock options to purchase 2,000 shares of Common Stock at $8.00 per share exercisable at any time.

         On September 17, 1999, MVII purchased 50,000 shares of Common Stock from Howard G. Peretz, a former executive with the Company, at $3.25 per share pursuant to a stock purchase agreement.

         On December 17, 1999, Rust Capital sold 291,421 shares of Common Stock to E. Thomas Martin ("Martin") at $3.00 per share. Martin purchased such shares pursuant to MVII's right of first refusal contained in the Primary Voting Agreement, which was assigned by MVII to Martin on December 15, 1999. As a result of such transaction, Rust Capital (i) ceased to beneficially own, by virtue of record ownership or otherwise, any Common Stock, (ii) ceased to be a party to the Primary Voting Agreement, and (iii) ceased to be a member of the Rule 13d-1(k)(1) and (2) group formed by the Reporting Persons.

         On January 7, 2000, the Company acquired all of the issued and outstanding shares of common stock of Meritus Industries, Inc., a New Jersey corporation ("Meritus"), pursuant to a merger in which Meritus merged with and into the Company (the "Merger"). Under the terms of the Merger, Walter and Susan Reiling (collectively, "Reiling") received 600,000 shares of Common Stock of the Company (including, for purposes of this Schedule 13D, 96,774 shares of Common Stock payable by the Company pursuant to the terms and conditions of a Closing and Holdback Agreement between the Company, Meritus, Meritus Industries, Ltd. and Reiling (the "Holdback Shares")). In connection with the Merger, the Company, MVII and Reiling entered into a Shareholders' and Voting Agreement (the "Reiling Voting Agreement") pursuant to which, among other things, (i) the parties agreed that the number of directors that comprise the Board of Directors of the Company shall be increased from six to seven within 30 days of the Merger, (ii) MVII granted Reiling the right to elect one of the directors that MVII was previously entitled to elect to the Company's Board of Directors pursuant to the terms of the Primary Voting Agreement, and (iii) MVII and Reiling are required to vote the number of shares of Common Stock they own for the election of the individuals nominated by MVII and Reiling in accordance with the Reiling Voting Agreement. Reiling also executed an irrevocable proxy appointing MVII as proxy for the limited purpose of authorizing MVII to vote Reiling's shares of Common Stock (a) for the election of directors to the Company's Board of Directors; (b) with respect to any matter affecting the size or composition of the Company's Board of Directors; (c) with respect to any matter relating to the creation or composition of any committee of the Company's Board of Directors; and (d) with respect to any proposal to amend or modify the Company's bylaws or articles of incorporation for the sole purpose of affecting the matters described in (b) and
(c) above.

         Accordingly, at the conclusion of the above transactions, MVII has the sole power to vote and the sole power to dispose of 4,194,238 shares of Common Stock which it holds of record. Under the terms of the Primary Voting Agreement, MVII has the shared power to vote 817,086 shares of Common Stock, and under the terms of the Reiling Voting Agreement, MVII has the shared power to vote 600,000 shares of Common Stock (after giving effect to the to the issuance of the 96,774 Holdback Shares). Therefore, MVII beneficially owns 5,611,324 shares of Common Stock by virtue of its record ownership, the Primary Voting Agreement (including options held by Conrad, Matlock and Smith to purchase an aggregate of 6,000 shares of Common Stock at $8.00 per share exercisable at any time (the "Options")) and the Reiling Voting Agreement, representing 61.4% of the outstanding Common Stock of the Company. As described above, Conrad no longer beneficially owns any Common Stock by virtue of record ownership, but does hold stock options to purchase 2,000 shares of Common Stock at $8.00 per share exercisable at any time. Rust Capital no longer beneficially owns, by virtue of record ownership or otherwise, any Common Stock. The Common Stock ownership interests of Smith, Davis and Matlock are unchanged.

          As a group (which now excludes Rust Capital), the Reporting Persons are the beneficial owners of an aggregate of 5,011,324 shares of Common Stock (including the Options), and such beneficial ownership constitutes 54.9% of the total outstanding Common Stock of the Company. Without giving effect to the Options and the shares underlying the Options, the ownership interest of the Reporting Persons represents, in the aggregate, 54.8% of the outstanding Common Stock of the Company. MVII additionally is the beneficial owner of 600,000 shares of Common Stock (including the Holdback Shares) as a result of the Reiling Voting Agreement, to which the other Reporting Persons are not parties.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The Reporting Persons have agreed, as evidenced by their signatures below, to jointly prepare and file this Amendment reporting each Reporting Person's ownership of Common Stock of the Company, and the Reporting Persons hereby affirm that this Amendment is being filed on behalf of the undersigned. The Reporting Persons have agreed to jointly prepare and file this Amendment as a result of being parties to the Primary Voting Agreement.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         The following exhibits are filed with this Amendment:

         Exhibit 1. Primary Voting Agreement dated April 15, 1999, among the Company and the Reporting Persons (incorporated by reference to Exhibit 1 contained in the Statement on Schedule 13D filed by the Reporting Persons on June 10, 1999).

         Exhibit 2. Reiling Voting Agreement dated January 7, 2000, among the Company, MVII and Reiling (incorporated by reference to Exhibit 3 contained in the Statement on
                           Schedule 13D filed by Reiling on January 18, 2000).

         Exhibit 3.        Irrevocable Proxy dated January 7, 2000 between
                           MVII and Reiling (incorporated by reference to Exhibit 4 contained in the Statement on Schedule 13D filed by Reiling on January 18, 2000).

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                             MVII, LLC

Dated:    January 21, 2000                   By: /s/ E. Thomas Martin
                                                 -------------------------------
                                                 E. Thomas Martin, Manager


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated:    January 21, 2000                   /s/ Barry B. Conrad
                                             -----------------------------------
                                             Barry B. Conrad


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated:    January 21, 2000                   /s/ M. D. Davis
                                             -----------------------------------
                                             M. D. Davis


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated:    January 21, 2000                   /s/ Joseph N. Matlock
                                             -----------------------------------
                                             Joseph N. Matlock


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                             RUST CAPITAL, LTD.

                                             By: RUST INVESTMENT CORPORATION,
                                                 its general partner

Dated:    January 21, 2000                       By: /s/ Jack R. Crosby
                                                     ---------------------------
                                                     Jack R. Crosby, President


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated:    January 21, 2000                   /s/ Douglas A. Smith
                                             -----------------------------------
                                             Douglas A. Smith

                                  EXHIBIT INDEX


         EXHIBIT                            DESCRIPTION
         -------                            -----------
         Exhibit 1.        Primary Voting Agreement dated April 15, 1999,
                           among the Company and the Reporting Persons
                           (incorporated by reference to Exhibit 1 contained in
                           the Statement on Schedule 13D filed by the Reporting
                           Persons on June 10, 1999).

         Exhibit 2. Reiling Voting Agreement dated January 7, 2000, among the Company, MVII and Reiling (incorporated by reference to Exhibit 3 contained in the Statement on
                           Schedule 13D filed by Reiling on January 18, 2000).

         Exhibit 3.        Irrevocable Proxy dated January 7, 2000 between
                           MVII and Reiling (incorporated by reference to Exhibit 4 contained in the Statement on Schedule 13D filed by Reiling on January 18, 2000).